UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of the

Securities Exchange Act

Chemtura Corporation

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	52-2183153
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1818 Market St., Suite 3700, Philadelphia, PA 199 Benson Road, Middlebury, CT	19103 06749
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.	☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box	☐

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered
Common Stock, par value $.01 per share	New York Stock Exchange, LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

Preliminary Note

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the shares of common stock, $0.01 par value per share of Chemtura Corporation, a Delaware corporation (“Chemtura”), upon the effective date (the “Effective Date”) of the Revised Joint Chapter 11 Plan of Reorganization of Chemtura Corporation, et al. (the “Plan”), filed in the bankruptcy proceedings of Chemtura and certain of its subsidiaries in the United States Bankruptcy Court for the Southern District of New York, as set forth in Exhibit 2.1 to this registration statement, whether such shares are in existence on the Effective Date or issued thereafter. In this registration statement, we refer to Chemtura as “we,” “us,” “our” and the “Company.”

The following describes matters to be in effect upon the Effective Date, does not purport to be complete and is subject to and qualified by the full terms of the capital stock of the Company, as set forth in the Exhibits to this registration statement that are incorporated by reference in this Item 1.

Upon the Effective Date, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, in the forms filed as Exhibits 3.1 and 3.2, respectively, to this registration statement will be in effect.

The description of the common stock that follows assumes that the Plan has become effective and that the provisions of our Amended and Restated Certificate of Incorporation set forth in Exhibit 3.1 (our “Charter”) and our Amended and Restated Bylaws set forth in Exhibit 3.2 (our “Bylaws”) have become effective. The following is a summary only and is qualified in its entirety by reference to our Charter and Bylaws.

Authorized Capital Stock

Upon the Effective Date, we will have authority to issue a total of 500,250,000 shares of capital stock, consisting of:

•	500,000,000 shares of common stock, par value $0.01 per share; and

•	250,000 shares of preferred stock, par value $0.01 per share.

Outstanding Capital Stock

Upon the Effective Date, the following capital stock will be issued and outstanding:

•	100,000,000 shares of common stock; and

•	no shares of preferred stock.

An additional 11,000,000 shares of common stock have been reserved for issuance under the Chemtura Corporation 2010 Long-Term Incentive Plan.

Rights and Preferences of Chemtura Capital Stock

Common Stock

Voting Rights

All shares of our common stock have identical rights and privileges. The holders of shares of our common stock are entitled to vote on all matters submitted to a vote of our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election of directors to our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in matters relating to the election of directors to or removal of directors from our board of directors and as otherwise provided in our Charter or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to limitations under Delaware law, preferences that may apply to any outstanding shares of preferred stock and contractual restrictions (including restrictions under our credit facilities, indentures and other financing arrangements), holders of our common stock are entitled to receive ratably dividends or other distributions when and if declared by our board of directors. In addition to requiring a waiver or elimination of any such restrictions, the payment of any future dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, corporate law restrictions, capital agreements, the applicable laws of the State of Delaware and business prospects. The ability of our board of directors to declare dividends also will be subject to the rights of any holders of outstanding shares of our preferred stock and the availability of sufficient funds under the Delaware General Corporation Law (the “DGCL”) to pay dividends. For a more complete description of the dividend rights of holders of shares of our preferred stock, see “—Blank Check Preferred Stock” below.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, after the payment in full of all amounts owed to our creditors and holders of any outstanding shares of our preferred stock, our remaining assets will be distributed ratably to the holders of shares of our common stock. The rights, preferences and privileges of holders of shares of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future without stockholder approval.

Other Rights

Holders of our common stock do not have pre-emptive, subscription, redemption or conversion rights.

Blank Check Preferred Stock

Under the terms of our Charter, our board of directors is authorized to issue from time to time, without stockholder approval, up to an aggregate of 250,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. If our board of directors decides to issue shares to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of Chemtura.

Anti-Takeover Effects of Provisions of the DGCL and Provisions to be Included in Our Charter and Bylaws

The DGCL, our Charter and our Bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control. In addition, provisions of our Charter and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders.

DGCL Section 203

We are currently and will continue to be subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board or unless the business combination was approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Charter and Bylaw Provisions

Our Charter and Bylaws provide for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control.

Removal of Directors; Vacancies

Our Charter provides that our sitting directors may be removed only by an affirmative vote of 66  2/3% of all of the outstanding shares of capital stock entitled to vote in the election of directors, and any vacancy occurring on the board may be filled only by a majority of the directors then in office, even though less than a quorum.

No Written Consent of Stockholders

Any action to be taken by our stockholders is required to be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

Special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors, our chief executive officer or pursuant to a resolution adopted by the affirmative vote of at least 35% of the voting power of all outstanding shares of capital stock entitled to vote on any such matter for which the special meeting is being proposed. Business to be transacted at a special meeting is limited by the Bylaws to the purpose or purposes stated in the notice of the meeting.

Advance Notice Requirement

Stockholders must provide timely notice as specified in our Bylaws when seeking to:

•	bring business before an annual meeting of stockholders;

•	bring business before a special meeting of stockholders (if contemplated and permitted by the notice of a special meeting); or

•	nominate candidates for election at an annual or special meeting of stockholders.

To be timely, a stockholder’s notice must be received at our principal executive offices.

Super-majority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote at an election of directors, voting together as a single class, is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our Charter provides that the following provisions, among others, in the Charter and Bylaws may be amended only by an affirmative vote of 66 2/3% of all of the outstanding shares of capital stock entitled to vote in the election of directors:

•	provisions governing the number of directors, removal of directors and filling vacancies on the board;

•	the prohibition on stockholder action by written consent;

•	the indemnification of directors and officers and related limitation of liability;

•	the trading restrictions applicable to five percent stockholders;

•	the ability to call a special meeting of stockholders; and

•	the amendment provision requiring that the above provisions be amended only with 66 2/3% super-majority vote.

In addition, subject to the foregoing, our Charter grants the board of directors the authority to amend and repeal the Bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our Charter.

Transfer Restrictions on Common Stock and Certain other Equity Securities

General

Prior to the tenth anniversary of our emergence from Chapter 11 proceedings, our board of directors will have the option to put into place restrictions on the trading of our stock in the event that (1) our then equity value (adjusted for any extraordinary dividends, as determined in good faith by our board of directors) has declined by at least thirty percent from our equity value immediately after we emerge from chapter 11 bankruptcy protection and (2) an “owner shift” of at least thirty percentage points has occurred during the relevant “testing period” with respect to our equity for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder (collectively, “Section 382”), as reasonably determined by us (in consultation with outside counsel) in accordance with Section 382 (collectively, the “Trigger Provisions”).

Prohibited Transfers

If the board of directors determines to impose trading restrictions on transfers of our stock, then any trading that is:

(1)	an acquisition of our stock by a person or entity that is not a 5% shareholder of our common stock (a “5% holder”) if such transfer would cause such person or entity to become a 5% holder;

(2)	an acquisition of our stock by a 5% holder; or

(3)	a disposition of our stock by a 5% holder

will be null and void as to the purchaser in the case of (1) or (2) above and as to such 5% holder in the case of (3) above unless the acquisition of such stock:

•	was previously approved in writing by the board of directors;

•	is an acquisition that will not result in an increase in our total “owner shift” during the relevant “testing period” for purposes of Section 382 (a “Permitted Acquisition”); or

•	the person or entity seeking to use the “Permitted Acquisition” exception either:

•

contemporaneously with such transaction, notifies us in writing of such transaction, represents to us that such transaction is a Permitted Acquisition and acknowledges in writing that if such transaction is not a Permitted Acquisition such person or entity will be subject to the consequences set forth in our Charter or

•

prior to such transaction, notifies us of its intent to engage in a Permitted Acquisition and provide relevant factual information sufficient to establish that the acquisition will qualify as a Permitted Acquisition and within 10 business days of such notice, we will indicate whether such proposed transaction will qualify as Permitted Acquisition.

Expiration of Transfer Restrictions Provision

The provision of our Charter that allows our board of directors to put restrictions on the trading of our stock will expire on the tenth anniversary or the date of our emergence from chapter 11 protection. Any trading restrictions imposed by our board of directors prior to such tenth anniversary will remain in effect until the Trigger Provisions are no longer satisfied. Additionally, there will be no trading restrictions permitted, and any existing restrictions will lapse, if the amount of our net operating losses and built-in losses, as determined in good faith by our board of directors in consultation with outside counsel, is less than the limitation amount that would apply to such losses under Section 382.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Charter limits the liability of directors to the fullest extent permitted by the DGCL. In addition, our Charter provides that we must indemnify our directors and officers to the fullest extent permitted by the DGCL. Our Charter includes a provision that eliminates the personal liability of a director to Chemtura for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted under the DGCL.

The limitation of liability and indemnification provisions included in our Charter and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Copies of this description will be filed with the New York Stock Exchange, LLC.

Item 2. Exhibits

Exhibit No.	Description

2.1	Joint Chapter 11 Plan of Reorganization of Chemtura Corporation, et al.

3.1	Amended and Restated Certificate of Incorporation of Chemtura Corporation, which will become effective upon the Effective Date.

3.2	Bylaws of Chemtura Corporation, which will become effective upon the Effective Date.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 9, 2010

CHEMTURA CORPORATION

By:	/s/ Billie S. Flaherty
Name:	Billie S. Flaherty
Title:	Senior Vice President, General Counsel and Secretary